UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $2.50 par value

(Title of Class of Securities)

277461109

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York  10019

212-750-8300

and

Mark D. Pflug, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York  10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Jet Stream LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,297,084*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,297,084*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,297,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person OO

*	Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR 2006 Fund (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,297,084*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,297,084*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,297,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person PN

*	Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Associates 2006 (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,297,084*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,297,084*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,297,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person PN

*	Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR 2006 Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,297,084*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,297,084*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,297,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person OO

*	Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person PN

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person OO

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person PN

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person OO

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person PN

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person OO

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person IN

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC. See Item 5 of the Statement on Schedule 13D.

CUSIP No. 277461109

1.	Name of Reporting Person I.R.S. Identification No. George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person IN

*

Represents the aggregate number of shares of common stock of Eastman Kodak Company issuable pursuant to warrants held by KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC. See Item 5 of the Statement on Schedule 13D.

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the Common Stock, $2.50 par value (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (“Kodak”), having its principal executive offices at 343 State Street, Rochester, NY 14650. This Schedule 13D reflects the structural reorganization of KKR & Co. L.P. and its affiliates in connection with the combination of the businesses of KKR & Co. L.P. and its affiliates and KKR Private Equity Investors, L.P. consummated on October 1, 2009.

Item 2.         Identity and Background

This Schedule 13D is being filed jointly by KKR Jet Stream LLC; KKR 2006 Fund (Overseas), Limited Partnership; KKR Associates 2006 (Overseas), Limited Partnership; KKR 2006 Limited; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; Henry R. Kravis; and George R. Roberts (collectively, the “Reporting Persons”). KKR Jet Stream LLC is a limited liability company organized under the laws of the State of Delaware. KKR 2006 Fund (Overseas), Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands, is the managing member of KKR Jet Stream LLC. KKR Associates 2006 (Overseas), Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands, is the sole general partner of KKR 2006 Fund (Overseas), Limited Partnership. KKR 2006 Limited, an exempted limited company organized under the laws of the Cayman Islands, is the sole general partner of KKR Associates 2006 (Overseas), Limited Partnership. KKR Fund Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands, is the sole shareholder of KKR 2006 Limited. KKR Fund Holdings GP Limited, an exempted limited company organized under the laws of the Cayman Islands, and KKR Group Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands, are the general partners of KKR Fund Holdings L.P. KKR Group Holdings L.P. is also the sole shareholder of KKR Fund Holdings GP Limited. KKR Group Limited, an exempted limited company organized under the laws of the Cayman Islands, is the sole general partner of KKR Group Holdings L.P. KKR & Co. L.P., a limited partnership organized under the laws of the State of Delaware, is the sole shareholder of KKR Group Limited. KKR Management LLC, a limited liability company organized under the laws of the State of Delaware, is the sole general partner of KKR & Co. L.P.  Messrs. Kravis and Roberts are designated members and directors of KKR Management LLC.

KKR Jet Stream LLC was formed solely for the purpose of investing in Kodak and has not engaged in any material activities other than incident to its ownership of Warrants (as defined in Item 3). KKR 2006 Fund (Overseas), Limited Partnership is principally engaged in the business of investing in other companies.  Each of KKR Associates 2006 (Overseas), Limited Partnership; KKR 2006 Limited; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; and KKR Management LLC is principally engaged in the business of managing investments in other companies. The principal place of business and principal office of each of KKR Jet Stream LLC; KKR 2006 Fund (Overseas), Limited Partnership; KKR Associates 2006 (Overseas), Limited Partnership; KKR 2006 Limited; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; and KKR Management LLC is c/o

Kohlberg Kravis Roberts & Co., L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.

Adam H. Clammer is president of, and Herald Y. Chen, William J. Janetschek and S.G. Pontus Pettersson are vice presidents of, KKR Jet Stream LLC.  Each of Mr. Kravis, Mr. Roberts, Mr. Janetschek, and David J. Sorkin is a director of KKR 2006 Limited, KKR Fund Holdings GP Limited and KKR Group Limited, and an officer of KKR Management LLC.  Each of Mr. Janetschek and Mr. Sorkin is also an officer of KKR 2006 Limited, KKR Fund Holdings GP Limited and KKR Group Limited.  In addition, each of Michael W. Michelson, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Reinhard Gorenflos, Scott C. Nuttall, Joseph Y. Bae and Michael M. Calbert is an officer of KKR 2006 Limited.

Each of Messrs. Kravis, Roberts, Michelson, Fisher, Navab, Lipschultz, Nuttall, Bae, Calbert, Clammer, Sorkin, Janetschek and Chen is a United States citizen; each of Mr. Huth and Mr. Gorenflos is a German citizen; and Mr. Pettersson is a Swedish citizen.  The present principal occupation or employment of each is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.  The business address of Messrs. Kravis, Michelson, Fisher, Navab, Lipschultz, Nuttall, Sorkin and Janetschek is 9 West 57th Street, Suite 4200, New York, New York 10019; the business address of Messrs. Roberts, Calbert, Clammer, Chen and Pettersson is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; the business of Messrs. Huth and Gorenflos is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England; and the business address of Mr. Bae is 25/Floor, AIG Tower, 1 Connaught Road, Central, Hong Kong.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

On September 29, 2009, pursuant to the Purchase Agreement (as defined in Item 6), (i) KKR Jet Stream (Cayman) Limited, an exempted limited company organized under the laws of the Cayman Islands, purchased from Kodak $279,728,000 aggregate principal amount of Senior Secured Notes due 2017 (the “Senior Secured Notes”) and KKR Jet Stream LLC purchased from Kodak Warrants to purchase Common Stock (“Warrants”) exercisable for 37,297,084 shares of Common Stock, for an aggregate amount of $268,539,000, (ii) 8 North America Investor (Cayman) Limited, an exempted limited company organized under the laws of the Cayman Islands, purchased from Kodak $15,064,000 aggregate principal amount of Senior Secured Notes and Warrants exercisable for 2,008,472 shares of Common Stock for an aggregate amount of $14,461,000 and (iii) OPERF Co-Investment LLC, a limited liability company organized under the laws of the State of Delaware, purchased from Kodak $5,208,000 aggregate principal amount of Senior Secured Notes and Warrants exercisable for 694,444 shares of Common Stock for an aggregate amount of $5,000,000.  KKR Jet Stream (Cayman) Limited, KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC shall collectively be referred to herein as the “Purchasers”.  The Senior Secured Notes and Warrants collectively purchased by the foregoing entities are referred to as the “Securities”.

The aggregate amount of funds used to purchase the Securities was $288,000,000.  These funds were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.         Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Board Representation

Pursuant to the Purchase Agreement, for so long as the Purchasers (and KKR and certain related parties) (together, the “KKR Entities”) beneficially own at least 50% of the Common Stock issued or issuable upon exercise of the Warrants, KKR will be entitled to nominate two directors to Kodak’s Board of Directors. If the KKR Entities beneficially own less than 50% but at least 25% of the Common Stock issued or issuable upon exercise of the Warrants, KKR will be entitled to nominate one director to Kodak’s Board of Directors. At such time when the KKR Entities beneficially own less than 25% of the Common Stock issued or issuable upon exercise of the Warrants, KKR will no longer have the right to nominate any directors.  In addition, one of KKR’s board nominees has the right to be appointed by Kodak’s Board of Directors to sit on each regular committee of the Board of Directors, subject to such board nominee satisfying applicable legal, regulatory and stock exchange requirements.  The nominees to Kodak’s Board of Directors as described in this Item 4 must be qualified and suitable to serve as members of Kodak’s Board of Directors under all applicable corporate governance policies and guidelines of Kodak and its Board of Directors and all applicable legal, regulatory and stock exchange requirements.

Pursuant to KKR’s board representation rights, Adam H. Clammer and Herald Y. Chen were elected to Kodak’s Board of Directors effective September 29, 2009. As a director of Kodak, each of Messrs. Clammer and Chen may have influence over the corporate activities of Kodak, including activities which may relate to transactions described in paragraphs (a) through (j) of Schedule 13D.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment and intend to review their investment in Kodak on a continuing basis. Depending on various factors, including but not limited to Kodak’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in Kodak as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, and subject to the terms of the Purchase Agreement (as defined in Item 6), the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock or continue to hold Common Stock (or any combination or derivative thereof).  In addition, without limitation, and subject to the terms of the Purchase Agreement, the Reporting Persons may engage in discussions with management, the Board of Directors, stockholders of Kodak and other relevant parties or take other actions through their representatives on the Board of Directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of Kodak.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to Kodak and reserve the right to develop such plans or proposals.

Item 5.         Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b).  The following disclosure is based on 268,191,312 shares of Common Stock outstanding as of September 16, 2009.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, KKR Jet Stream LLC may be deemed to beneficially own the 37,297,084 shares of Common Stock issuable upon exercise of the Warrants it holds, which amount constitutes approximately 12.2% of the outstanding Common Stock.

Each of KKR 2006 Fund (Overseas), Limited Partnership (as the managing member of KKR Jet Stream LLC); KKR Associates 2006 (Overseas), Limited Partnership (as the sole general partner of KKR 2006 Fund (Overseas), Limited Partnership); and KKR 2006 Limited (as the sole general partner of KKR Associates 2006 (Overseas), Limited Partnership) may be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrants held by KKR Jet Stream LLC.  KKR Partners II (International), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, is also a member of KKR Jet Stream LLC.

KKR Fund Holdings L.P., as the sole shareholder of KKR 2006 Limited, may also be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrants held by KKR Jet Stream LLC.  In addition, KKR Fund Holdings L.P. indirectly controls 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC and thus may be deemed to also beneficially own the 2,008,472 shares of Common Stock issuable upon exercise of the Warrants held by 8 North America Investor (Cayman) Limited and the 694,444 shares of Common Stock issuable upon exercise of the Warrants held by OPERF Co-Investment LLC.  The 37,297,084 shares of Common Stock issuable upon exercise of the Warrants held by KKR Jet Stream LLC, combined with the 2,008,472 shares of Common Stock issuable upon exercise of the Warrants held by 8 North America Investor (Cayman) Limited and the 694,444 shares of Common Stock issuable upon exercise of the Warrants held by OPERF Co-Investment LLC constitutes approximately 13.0% of the outstanding Common Stock.

Each of KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited), KKR Management LLC (as the sole general partner of KKR & Co. L.P.) and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC) may also be deemed to have or share beneficial ownership of the 40,000,000 shares of Common Stock that may be deemed beneficially owned by KKR Fund Holdings L.P. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c).  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d).  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e).  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

Note and Warrant Purchase Agreement

On September 16, 2009, Kodak entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) with KKR Jet Stream (Cayman) Limited and KKR (with respect to specified provisions), which provided for the purchase by KKR Jet Stream (Cayman) Limited of an aggregate of no less than $300,000,000 principal amount and no more than $400,000,000 principal amount of Senior Secured Notes, and Warrants to purchase an aggregate of no less than 40,000,000 shares and no more than 53,000,000 shares of Common Stock. The Purchase Agreement provided that the aggregate principal amount of Senior Secured Notes to ultimately be purchased (within the parameters noted above) would equal $700,000,000 less the aggregate principal amount of convertible notes (the “Convertible Notes”) issued in a separate private offering (the “Convertible Notes Offering”) under Rule 144A of the Securities Act of 1933, as amended. The specific number of shares of Common Stock underlying the Warrants was to be adjusted on a straight-line interpolation based on the aggregate principal amount of Senior Secured Notes sold, to a number between 40,000,000 and 53,000,000 shares.

On September 23, 2009, Kodak announced the completion of an offering of $400,000,000 aggregate principal amount of Convertible Notes. Accordingly, the aggregate principal amount of Senior Secured Notes and the aggregate number of shares of Common Stock underlying the Warrants issuable under the Purchase Agreement were $300,000,000 and 40,000,000, respectively.

On September 29, 2009, KKR Jet Stream (Cayman) Limited entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) with 8 North America Investor (Cayman) Limited, OPERF Co-Investment LLC, and KKR Jet Stream LLC (the “Assignees”), whereby KKR Jet Stream (Cayman) Limited assigned (i) to KKR Jet Stream LLC, which assumed, the right and obligation to purchase Warrants exercisable for 37,297,084 shares of Common Stock, (ii) to 8 North America Investor (Cayman) Limited, which assumed, the right and obligation to purchase $15,064,000 aggregate principal amount of Senior Secured Notes and Warrants exercisable for 2,008,472 shares of Common Stock, and (iii) to OPERF Co-Investment LLC, which assumed, the right and obligation to purchase $5,208,000 aggregate principal amount of Senior Secured Notes and Warrants exercisable for 694,444 shares of Common Stock. KKR Jet Stream (Cayman) Limited retained the right and obligation to purchase $279,728,000 aggregate principal amount of Senior Secured Notes.  In addition, on September 29, 2009, KKR Jet Stream (Cayman) Limited, the Assignees and Kodak entered into a Joinder Agreement (the “Joinder Agreement”) to the Purchase Agreement pursuant to which each of the Assignees agreed to be bound by the Purchase Agreement in respect of the Securities purchased by such Assignee.

As discussed in Item 3, on September 29, 2009, Kodak issued $300,000,000 aggregate principal amount of Senior Secured Notes and Warrants to purchase an aggregate of 40,000,000 shares of Common Stock to KKR Jet Stream (Cayman) Limited, KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC.

Information Rights

For so long as the KKR Entities hold at least 10% of the Common Stock issued or issuable upon exercise of the Warrants originally purchased pursuant to the Purchase Agreement, KKR shall have the right to receive certain information regarding Kodak, subject to confidentiality restrictions.

Right of Purchase

For so long as the KKR Entities hold at least 10% of the Common Stock issued or issuable upon exercise of the Warrants originally purchased pursuant to the Purchase Agreement, each KKR Entity shall have the right, subject to certain exceptions, to purchase its pro-rata portion of new equity securities issued by Kodak.

Standstill

Until six months after KKR no longer has the right to nominate any directors to the Board of Directors, the KKR Entities and affiliates of KKR that have the right to receive or have received any material non-public information regarding Kodak, subject to certain exceptions, shall not be permitted to (i) acquire or agree to acquire beneficial ownership or make an offer to acquire voting stock of Kodak if the effect of such acquisition would be to increase the percentage of voting stock of Kodak held by KKR Entities and such affiliates to 20% or more of the total voting stock outstanding, (ii) solicit proxies or advise other persons with respect to the voting of the voting stock of Kodak, (iii) participate in a “group” or otherwise act in concert with a third person with respect to any securities of Kodak or (iv) publicly announce or propose or submit to Kodak a proposal or offer concerning a change of control of Kodak.

The above restrictions will cease to apply if (i) a third party acquires beneficial ownership of or initiates a tender offer for more than 50% of the voting stock of Kodak or (ii) Kodak enters into an agreement pursuant to which a third party would acquire all or substantially all of the stock or assets of Kodak or Kodak would be merged or consolidated with another person, unless the shareholders of Kodak immediately prior to such transaction would continue to hold more than 50% of the voting stock of the surviving entity.

This description of the terms and conditions of the Purchase Agreement, Assignment Assumption Agreement and Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, Assignment and Assumption Agreement, and Joinder Agreement included as Exhibits 3, 4 and 5, respectively, which are incorporated herein by reference.

Warrants

The Warrants issued pursuant to the Purchase Agreement are exercisable at any time after September 29, 2009 at a per share exercise price equal to $5.50 (which amount may be paid in cash or by a built-in cashless exercise mechanism). The Warrants expire on September 29, 2017. The exercise price and number of shares of Common Stock underlying the Warrants are subject to customary adjustments upon the occurrence of certain events. A holder of the Warrants is not permitted to transfer the Warrants or shares issued upon the exercise of any of the Warrants prior to September 29, 2011, subject to certain exceptions.

This description of the terms and conditions of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, included as Exhibit 6, which is incorporated herein by reference.

Registration Rights Agreement

The holders of the Senior Secured Notes and the related guarantees, the Warrants and the shares of Common Stock underlying the Warrants and certain other securities (“Registrable Securities”) have certain registration rights pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Kodak is obligated to file a shelf registration statement covering the resale of the Registrable Securities and has the ability to suspend the distribution of Registrable Securities in certain circumstances. In the event Kodak fails to comply with certain provisions of the Registration Rights Agreement, Kodak is obligated to make special payments to the holders of the Senior Secured Notes.

This description of the terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement included as Exhibit 7, which is incorporated herein by reference.

Senior Secured Notes

The Senior Secured Notes were issued pursuant to an Indenture (the “Indenture”), dated as of September 29, 2009, between Kodak, the subsidiary guarantors (as defined below) party thereto and The Bank of New York Mellon, as trustee and as second lien collateral agent.

Pursuant to the Indenture, interest on the Senior Secured Notes is payable semiannually in arrears on October 1 and April 1 of each year, beginning on April 1, 2010. Cash interest on the Senior Secured Notes will accrue at a rate of 10.0% per annum and PIK Interest (as defined below) will accrue at a rate 0.50% per annum. “PIK Interest” is interest paid by increasing the principal amount of the Senior Secured Notes.

The Senior Secured Notes are Kodak’s senior secured obligations and rank senior in right of payment to any future subordinated indebtedness; rank equally in right of payment with all of Kodak’s existing and future senior indebtedness; are effectively senior in right of payment to Kodak’s existing and future unsecured indebtedness, including the Convertible Notes to the extent of the collateral securing the Senior Secured Notes; are effectively subordinated in right of payment to indebtedness under Kodak’s amended and restated credit agreement, dated as of March 31, 2009, as amended, to the extent of the collateral securing such indebtedness on a first-priority basis; and effectively are subordinated in right of payment to all existing and future indebtedness and other liabilities of Kodak’s non-guarantor subsidiaries.

The Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Kodak’s existing and future direct or indirect wholly owned domestic subsidiaries, subject to certain exceptions. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated indebtedness of the subsidiary guarantor; ranks equally in right of payment with all existing and future senior indebtedness of the subsidiary guarantor; is effectively subordinated in right of payment to indebtedness under Kodak’s amended and restated credit agreement, dated as of March 31, 2009, to the extent of the collateral securing such indebtedness on a first-priority basis; and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of a subsidiary guarantor that is not also a guarantor of the Senior Secured Notes.

The Senior Secured Notes and subsidiary guarantees are secured by second-priority liens, subject to permitted liens, on substantially all of Kodak’s domestic assets and substantially all of the domestic assets of the subsidiary guarantors.

This description of the terms and conditions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture included as Exhibit 8, which is incorporated herein by reference.

Placement Fee and Expense Reimbursement

On September 8, 2009, Kodak, KKR and KKR Capital Markets LLC (“KCM”) entered into a Fee and Expense Letter, and on September 16, 2009, Kodak, KKR and KCM entered into a Placement Fee Letter.

On September 29, 2009, pursuant to the Fee and Expense Letter and the Placement Fee Letter, Kodak paid KKR a placement fee in the amount of $12,000,000 and reimbursed certain costs and expenses incurred by KKR and its affiliates in connection with the transaction.

This description of the terms and conditions of the Fee and Expense Letter and the Placement Fee Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Fee and Expense Letter and the Placement Fee Letter included as Exhibits 9 and 10, respectively, which are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of October 8, 2009, by and among the Reporting Persons.

2.	Powers of Attorney, dated July 31, 2005, given by Henry R. Kravis and George R. Roberts.

3.

Note and Warrant Purchase Agreement, dated as of September 16, 2009, among Kodak, KKR Jet Stream (Cayman) Limited as Investor and, solely for the purposes described therein, KKR (incorporated by reference to Exhibit 10.1 to Kodak’s Current Report on Form 8-K (File No. 001-00087) filed by Kodak on September 17, 2009).

4.	Assignment and Assumption Agreement, dated as of September 29, 2009, among KKR Jet Stream (Cayman) Limited, 8 North America Investor (Cayman) Limited, OPERF Co-Investment LLC, and KKR Jet Stream LLC.

5.

Joinder Agreement to the Purchase Agreement, dated as of September 29, 2009, among KKR Jet Stream (Cayman) Limited, 8 North America Investor (Cayman) Limited, OPERF Co-Investment LLC, KKR Jet Stream LLC, and Kodak.

6.	Form of Warrant (incorporated by reference to Exhibit 10.2 to Kodak’s Current Report on Form 8-K (File No. 001-00087) filed by Kodak on September 30, 2009).

7.

Registration Rights Agreement, dated as of September 29, 2009 (incorporated by reference to Exhibit 10.3 to Kodak’s Current Report on Form 8-K (File No. 001-00087) filed by Kodak on September 30, 2009).

8.	Indenture, dated as of September 29, 2009 (incorporated by reference to Exhibit 4.1 to Kodak’s Current Report on Form 8-K (File No. 001-00087) filed by Kodak on September 30, 2009).

9.	Fee and Expense Letter, dated as of September 8, 2009.

10.	Placement Fee Letter, dated as of September 16, 2009.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2009

KKR JET STREAM LLC

By:		/s/ William J. Janetschek
Name: William J. Janetschek
Title: Vice President

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:		KKR Associates 2006 (Overseas), Limited Partnership
its general partner

By:		KKR 2006 Limited
its general partner

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:		KKR 2006 Limited
its general partner

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR 2006 LIMITED

By:		/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited
its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited
its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR GROUP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR & CO. L.P.

By:	KKR Management LLC
its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

KKR MANAGEMENT LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

HENRY R. KRAVIS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title:Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact